Exhibit 21.1

Subsidiaries of Support.com, Inc.

Name of Subsidiary	State or Jurisdiction in which Incorporated or Organized

Foreign Subsidiaries
SDC Services Canada Inc.	Canada
Support.com India Pvt Ltd	India
Support.com Philippines, Inc.	Philippines